FRANKFURT: AORLB8; OTCBB: ADENF

ADIRA ENERGY ANNOUNCES THE FARMOUT AND FUNDING OF ITS GABRIELLA LICENSE OFFSHORE ISRAEL WITH MAJOR ISRAELI GROUP AND STRATEGIC PRIVATE PLACEMENT

Toronto, Ontario, January 26, 2010 / CNW ADIRA ENERGY LTD. (OTCBB: ADENF; FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) announced today that its wholly owned subsidiary Adira Energy Israel Ltd. (“Adira Israel”) has signed an agreement with Modiin Energy Limited Partnership (“MELP”) and Modiin Energy General Partners (“MEGP”) (collectively “Modiin”) which will facilitate the full initial funding of Adira’s Gabriella offshore license on favourable terms subject to Brownstone Ventures Inc earn-rights and funding obligations.

The Deal

The agreement reached will see MELP farm in to 70% (of 100%) (the “Modiin Earn-In Rights”) of certain rights of participation in License #378 / "Gabriella" (the “Gabriella License”). This is in addition to Brownstone Ventures Inc‘s right, subject to certain conditions, to earn a 15% participating interest in the Gabriella License. (See Press Release September 14, 2009). The Gabriella License consists of an area of approximately 390 sq km, in the Mediterranean, at a distance of approximately 10 km from the Israel coast, between the city of Netanya in the North to the City of Ashdod in the South and is located in shallow waters. The Gabriella License was granted to Adira Israel on the 15th July 2009 for an initial period of 3 years. The Gabriella License provides that Adira Israel perform a specific minimum work plan that includes, inter alia, conducting a 3D seismic survey and the drilling commencement on one well to a total depth of approximately 5000m.

The material terms of the agreement include the following:

1.	An agreed and approved work plan on the Gabriella License, together with a budget of US$8 million (the “Approved Work Budget”) as well as an expected implementation timeline.

2.

In addition to financing its part of the Approved Work Budget, Modiin will finance Adira’s share of the Approved Work Budget up to US$ 1.2 million. The agreement provides that in the event that Modiin does not meet its funding commitments, as stated above, it will return the Modiin Earn-In Rights without any compensation or any other claim against Adira.

3.

MELP and MEGP will pay Adira a combined royalty of 4.5% on the total wellhead revenue of the rights in oil and / or gas and / or other valuable materials produced up until such time as costs are recovered. Once costs are recovered this combined royalty will increase to 10.5%.

4.	Commencing on the 1st of February 2010, and for a period of two years thereafter, Modiin will pay Adira a monthly fee in respect of advisory services provided by Adira in connection with the license.

5.

MEGP will pay Adira 3.75% (half) of the 7.5% operator fee which MEGP is entitled to receive from MELP in terms of the management agreement between the two. This payment is for a period of 24 months. Following the initial 24 month period Adira will be entitled to receive 4.25% of the operator fee MEPG is entitled to receive from MELP.

6.

Adira have been granted an option to reacquire 15% of the Modiin Earn-In Rights (the "Back-In Option") back from MELP at cost. Cost is defined as cumulative expenditure on the exploration program as at date of exercise of the Back-In Option. The Back-In Option can be exercised during the period commencing on the date hereof and ending on the date which is 6 months from the earlier to occur of a discovery (as defined in the Israel Petroleum law of 1952) or until the license period ends.

7.

The parties have committed to negotiate in good faith a joint operating agreement within 60 days of signing the agreement, with Adira being designated as the Operator and being entitled to a 7.5% fee based on gross expenditures.

8.	The agreement includes provisions regarding the right of refusal and tag along clauses.

9.

As part of the agreement, the general partner of MEGP has committed to invest a total of US$ 300,000 for the purchase by way of a private placement of 600,000 Subscription Receipts to purchase shares of Adira Energy Ltd (the "Subscription Receipts"). The Subscription Receipts will be exchanged automatically without any further consideration for 600,000 common shares in the capital of Adira (“Common Shares”) on the date upon which the Common Shares will be listed for trading on a recognized stock exchange in Canada.

10.	The transfer of the Modiin Earn-In Rights is subject to approval of the Petroleum Commissioner responsible for oil affairs in the Ministry of National Infrastructures in Israel.

11.

The agreement is conditional upon approval by the board of Adira and MEGP, as well as the holders of participation rights of MELP to the extent required shareholders to the extent required, as well as any other applicable regulatory approvals.

Ilan Diamond, CEO of Adira Energy Ltd. stated today: “Adira Energy has executed upon a number of significant milestones in a short time span, since the company’s inception. We are delighted to have partnered with a group as experienced and entrenched on the financial side of the oil and gas sector in Israel as Modiin, Clal with Tzahi Sultan at the helm together with IDB one of the large conglomerates in Israel. Together we look forward to being part of this very exciting burgeoning industry in Israel as the country embarks on a new era of Oil & Gas exploration leading to self sufficiency.”

Tzahi Sultan, Chairman of Clal Finance Underwriting commented: “We are delighted about partnering with Adira Energy and look forward to a fruitful and long term partnership with Adira in Oil and Gas exploration in Israel. I am very optimistic about the potential of the Gabriella license and look forward to more joint projects in the future. I am very impressed with the Adira’s management and technical team and believe they can add tremendous value to Oil and Gas exploration in Israel. I look forward to a continuous work relationship with them”

About Modiin Energy

MELP is an Israeli listed limited partnership managed by MEGP which is controlled in equal shares by Tzahi Sultan and I.D.B Investments through a company called Noya Investments. Tzahi Sultan is the executive Chairman of Clal Finance Underwriting (“CFU”). CFU is the leading underwriter and investment banker in Israel with 50% of the total market. In 2009 CFU raised over 30 Billion Shekels (84bn $US).

About Tzahi Sultan

Tzahi has over 15 years experience in the field of underwriting. During his career, he’s served as managing director at HSBC, was the chief executive of Gmul Sahar Underwriting, and headed the underwriting division of Poalim Capital Markets, a subsidiary of Bank Hapoalim.In the past 5 years, Tzahi serves as the CEO of Clal Finance Underwriting. Under his management, Clal has executed hundreds of issuings, public and private, including some of the high-profile IPOs and privatization processes in the Israeli market and M&A transactions. On March 2009 Tzahi had completed the acquisition of control of Clal Finance Underwriting.

About Clal Finance Underwriting

Clal Finance Underwriting Ltd., (“CFU”) the investment-banking division of Clal Insurance Enterprises Holdings, is a leading player in the local financial markets. During 2007 the company managed deals in excess of 43 NIS Billion (over $13B); during 2008 it managed over NIS 12 billion (~$3B) in public offerings and private placements for leading players in Israel’s corporate sector; and in 2009, CFU raised over NIS 30 Billion (~$8B) in over 75 transactions for its clients. Bloomberg and "Themarker.com" economical web site and magazine declared CFU the leading underwriting and investment banker in Israel for 2008. In 2009 Clal Finance Underwriting issued 18 public companies in the life science sector in Israel, and raised about NIS 370M. Clal finance Underwriting acted as Lead manager in 16 issued companies, in 9 of them Clal acted as sole underwriter.

About IDB

The IDB Group is Israel’s largest, top-tier, leading, diversified business group with total assets of over US$ 30 billion. IDB was recently ranked by leading international institutions as the leading diversified Group in Israel. The IDB Group was acquired in 2003 by Mr. Nochi Dankner and the Manor and Livnat families. The Group has a presence of our subsidiaries in over 100 countries worldwide, and a total workforce of 40,000 employees. IDB's prudent, ongoing capital market activity is demonstrated by 25 portfolio companies, which are traded on the Tel Aviv Stock Exchange (TASE), as well as on the American and European stock exchanges (NASDAQ, NYSE, AMEX and AIM London).

About Adira Energy Ltd.

Adira Energy Ltd. explores for oil and gas in and offshore Israel . It has three petroleum exploration licenses; the Eitan, Gabriella and Yitzhak Licenses, collectively covering an aggregate total of approximately 160,500 acres. These licenses are located respectively on-shore in the Hula Valley of Northern Israel, 10 km offshore between Netanya and Ashdod and 17 km offshore between Hadera and Netanya.

For more information contact:

Canada	Israel
Alan Friedman	Ilan Diamond
Executive VP, Corp. Development	Chief Executive Officer
Adira Energy Ltd.	Adira Energy Ltd.
info@adiraenergy.com	info@adiraenergy.com
+1 416 250 1955	+ 972 54 286 7503
+ 972 50 991 8555

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed “forward-looking statements”. All statements in this press release, other than statements of historical facts, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised may differ materially from those projected in the forward-looking statements. For more information on the Company, investors should review the Company’s filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.